Exhibit 12.1
INTEL CORPORATION
STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Three Months Ended
	March 31,	April 1,
	2007	2006
Income before taxes	$1,873	$1,874
Adjustments:
Add fixed charges	32	38
Subtract interest capitalized	(14)	(19)

Income before taxes and fixed charges	$1,891	$1,893

Fixed charges:
Interest	$3	$7
Capitalized interest	14	19
Estimated interest component of rental expense	15	12

Total	$32	$38

Ratio of earnings before taxes and fixed charges, to fixed charges	59	50